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December 19, 2008 VIA EDGAR and HAND DELIVERY United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010	Chicago	Northern Virginia
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Attention:	Jeffrey P. Riedler
Sebastian Gomez Abero
Suzanne Hayes
Ibolya Ignat
Mary Mast

Re:	Novacea, Inc.
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-153844

Dear Mr. Riedler:

On behalf of Novacea, Inc. (the “Company” or “Novacea”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on October 3, 2008, and was amended by Amendment No. 1 on November 13, 2008 and by Amendment No. 2 (“Amendment No. 2”) on December 2, 2008. For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 3, all of which have been marked to show changes from Amendment No. 2.

Amendment No. 3 has been revised to reflect the Company’s responses to the comments received by facsimile on December 16, 2008 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Background of the Merger, page 53

Background of Development of Transaction Between Novacea and Transcept, page 59

Material Terms of a Combination, page 62

1.

We note your response to our comment one. Please revise your disclosure relating to the “Material Terms of a Combination” to clarify that Novacea received only preliminary indications of interest from Companies A, B and C,

December 19, 2008

and that these preliminary indications of interest included very high-level, incomplete terms of a proposed transaction.

Response: In response to the Staff’s comment, we have revised the disclosure on page 63 of Amendment No. 3 to include the above referenced disclosure.

Financial Forecast Assumptions, page 77

2.	We note your response to our prior comment three and reissue that comment in part. Please expand your disclosure of the discounted cash flow analysis to include the five tables that appear under the heading “Discounted Cash Flow Analysis” on page 44 of Cowen’s presentation to Novacea’s board of directors. This information is material to an investor. We note your concern that the information may be misleading. Please include information relating to when the information was prepared and the facts and circumstances that existed when they were prepared, including the state of the financial markets, macroeconomic conditions, and any other information that would be necessary to ensure that the information is not misleading.

Response: In response to the Staff’s comment, we have revised the disclosure on page 78 of Amendment No. 3 to include the above referenced disclosure.

Transcept Business, page 134

Manufacturing, page 146

3.	We note your response to our prior comment four and reissue that comment in part. Please quantify the certain minimum purchase requirements in the two agreements with Mikart. We note that you intend to file a confidential treatment request relating to this information when you file the exhibits. Please note that we consider minimum purchase requirements to be material information and therefore not appropriate for confidential treatment.

Response: In response to the Staff’s comment, we have revised the disclosure on page 150 of Amendment No. 3 to include the above referenced disclosure.

Unaudited Pro Forma Condensed Combined Financial Statements, page 209

4.	We acknowledge your response to comment five. Please present the effect of the reverse stock split on the pro forma EPS on the face of the pro forma financial statements and in other parts of the filing prior to requesting effectiveness.

Response: In response to the Staff’s comment, we have included the effect of the proposed reverse stock split on the pro forma EPS on the face of the pro forma financial statements and in other parts of the filing.

December 19, 2008

Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder

of LATHAM & WATKINS LLP

cc:	John P. Walker, Novacea, Inc.

Edward C. Albini, Novacea, Inc.

Alan C. Mendelson, Latham & Watkins LLP

Glenn A. Oclassen, Transcept Pharmaceuticals, Inc.

Thomas P. Soloway, Transcept Pharmaceuticals, Inc.

Michael J. O’Donnell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Robert F. Kornegay, Wilson Sonsini Goodrich & Rosati, Professional Corporation